Hydro One Reports Third Quarter Results

Renewed strategy focuses on Hydro One’s commitment to all Ontarians and operational excellence that continues to deliver strong performance

TORONTO, November 7, 2019 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2019.
Third Quarter Highlights

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Earnings per share (EPS) of $0.40 and adjusted EPS of $0.40, compared to $0.33 and $0.38, respectively, for the same period in 2018, an increase of 21% and 5%. This reflects the update to 2019 distribution rates, a decrease in operation, maintenance and administration (OM&A) costs due to lower corporate support costs in the quarter, partially offset by lower revenues due to less favourable weather.

•	Hydro One released its updated corporate strategy which reaffirms its commitment to Ontario and the provision of safe, reliable, and affordable electricity.

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Partnering with Six Nations of the Grand River Development Corporation and Mississaugas of the Credit First Nation, Hydro One announced the completion of the 76 km double circuit, 230 kV transmission Niagara Reinforcement Line.

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The Company moved forward with plans to build a new Ontario grid control centre in Orillia. This new, state-of-the-art facility is expected to serve as one of the Company's technology hubs and will ensure the safe, reliable delivery of electricity to communities across all of Ontario for years to come.

•	In the third quarter of 2019, the distribution customer satisfaction score with residential and small businesses continued to rise and averaged 86% year-to-date.

•	Enhancing the framework around its sustainability objectives, the Company released its report on the Carbon Disclosure Project (CDP) in which it outlined actions to address climate change.

•	The Ontario Energy Association (OEA) presented two awards to Hydro One employees, for Customer Service and for Contributor of the Year.

•	Quarterly dividend declared at $0.2415 per share, payable December 31, 2019.
"The roll out of our corporate strategy will involve sticking to our strengths and continuing to champion for our customers and the electricity sector in Ontario. Our main focus has been and will remain operational excellence as we continue to drive performance,” said Mark Poweska, President and Chief Executive Officer of Hydro One. "We are a leader in Ontario and continue to build relationships with all partners in our region. We are taking a focused lens on creating a brighter, sustainable future for Ontarians, and are steadfast in improving the safety, reliability, affordability, and environmental impacts of our operations.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2019	2018	2019	2018

Revenues	1,593	1,606	4,765	4,659
Purchased power	737	733	2,197	2,158
Revenues, net of purchased power[1]	856	873	2,568	2,501
Net income attributable to common shareholders	241	194	567	616
Costs related to acquisition of Avista	—	33	140	15
Adjusted net income attributable to common shareholders[1]	241	227	707	631

Basic EPS	$0.40	$0.33	$0.95	$1.03
Diluted EPS	$0.40	$0.32	$0.95	$1.03
Adjusted basic EPS[1]	$0.40	$0.38	$1.19	$1.06
Adjusted diluted EPS[1]	$0.40	$0.38	$1.18	$1.06

Net cash from operating activities	648	508	1,063	1,176
Capital investments	424	402	1,105	1,108
Assets placed in-service	433	239	854	861

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,954	22,759	19,981	20,841
Distribution: Electricity distributed to Hydro One customers (GWh)	6,627	6,817	20,438	20,334
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis for further discussion of these items.

Key Financial Highlights
For the three months ended September 30, 2019, the Company reported net income attributable to common shareholders of $241 million (2018 - $194 million), a 24.2% increase from last year, and EPS of $0.40 (2018 - $0.33). With no costs or income related to the proposed Avista Corporation acquisition (Merger) in the third quarter of 2019, adjusted EPS was $0.40 for the quarter (2018 - $0.38).
Revenues, net of purchased power, for the third quarter were lower than last year by 1.9% driven by less favourable weather, as well as deferred tax asset sharing and accelerated tax depreciation (Accelerated CCA), both of which will flow through to customers and are offset in lower taxes, with no impact on regulated return on equity. This has been partially offset by the update to 2019 distribution rates. Third quarter OM&A costs were lower than prior year due to lower corporate support costs, which were partially offset by insurance proceeds received last year.
Financing costs decreased in the third quarter of 2019 compared to the same quarter last year primarily due to recognition of an unrealized loss on the foreign-exchange contract and interest expense related to convertible debentures in the third quarter of 2018. The decrease due to these Merger-related charges was partially offset by an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019.
Lower income tax expense for the third quarter of 2019 was primarily attributable to a combination of incremental tax deductions resulting from the deferred tax asset sharing as mandated by the OEB, Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter, and lower income before taxes. Lower taxes as a result of deferred tax asset sharing and Accelerated CCA are offset by lower revenues, as these savings will be returned to customers. The latter has no impact on the regulated return on equity.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $424 million during the third quarter, and placed $433 million worth of new assets in-service.
Selected Operating Highlights
Hydro One released its updated corporate strategy that reaffirmed its commitment to Ontarians through five priorities, including building a grid for the future, becoming the safest and most efficient utility, being a trusted partner, advocating for customers and helping them make informed decisions, and growing the business innovatively.
On September 5, 2019, Hydro One, with Six Nations of the Grand River Development Corporation, a community owned corporation of the Six Nations of the Grand River First Nation, and Mississaugas of the Credit First Nation, announced the completion of the Niagara Reinforcement Line. This line was completed in collaboration with these First Nations and is expected to provide long-term benefits through an equity ownership model, which could serve as a framework for future infrastructure projects across Ontario. The Niagara Reinforcement Line is a 76 km double circuit, 230 kV transmission line primarily along an existing Hydro One right-of-way between Allanburg Transformer Station and Middleport Transformer Station. The line was brought to completion by A6N, a joint venture between Six Nations of the Grand River Development Corporation and Aecon Group Inc. As part of the project's partnership model, both First Nation partners have an equity ownership in the line, which would provide an annual income to these partners over the life of the asset, supporting investments in local community priorities.
During the quarter, the Company announced that it is moving forward with plans to build a new Ontario grid control centre in Orillia. This new, state-of-the-art facility is expected to serve as one of the Company's technology hubs and will ensure the safe, reliable delivery of electricity to communities across all of Ontario for years to come. Total investment is approximately $150 million.
In the third quarter of 2019, the distribution customer satisfaction score with residential and small businesses reached 87%, bringing the year-to-date average to 86%.
Hydro One released its 2018 CDP report on September 30, 2019, as it works to limit its environmental impact and increase the resiliency of its assets to better withstand the impacts of climate change.
Two of the Company’s employees were presented with OEA awards. One was the OEA’s Customer Service Award and the other was the Contributor of the Year.
Common Share Dividends
Following the conclusion of the third quarter, on November 6, 2019, the Company declared a quarterly cash dividend to common shareholders of $0.2415 per share to be paid on December 31, 2019 to shareholders of record on December 11, 2019.

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Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2019	2018	2019	2018

Revenues
Transmission	443	493	1,245	1,344
Distribution	1,140	1,103	3,490	3,284
Other	10	10	30	31
Total revenues	1,593	1,606	4,765	4,659

Revenues, net of purchased power
Transmission	443	493	1,245	1,344
Distribution	403	370	1,293	1,126
Other	10	10	30	31
Total revenues, net of purchased power	856	873	2,568	2,501

Income (loss) before financing charges and taxes
Transmission	232	287	607	728
Distribution	153	120	541	397
Other	(7)	(18)	(174)	(41)
Total income before financing charges and taxes	378	389	974	1,084

Capital investments
Transmission	276	261	724	693
Distribution	146	138	375	409
Other	2	3	6	6
Total capital investments	424	402	1,105	1,108

Assets placed in-service
Transmission	294	112	509	466
Distribution	129	126	331	389
Other	10	1	14	6
Total assets placed in-service	433	239	854	861

This press release should be read in conjunction with the Company’s third quarter 2019 Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited amended consolidated financial statements and amended MD&A for the year ended December 31, 2018 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2019 results teleconference with the investment community will be held on November 7, 2019 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s third quarter 2019 results call, conference ID 2469538 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
About Hydro One Limited
We are Ontario's largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost $25.8 billion in assets and 2018 annual revenues of almost $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One

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invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Through Hydro One Telecom Inc.'s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited's common shares are listed on the Toronto Stock Exchange (TSX: H).
For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: Hydro One's corporate strategy; new Ontario grid control centre; operational excellence; performance; building relationships with the Company's partners; creating a sustainable future; improvements to safety, reliability, resiliency, affordability and environmental impacts; customer service and satisfaction; reliability and performance; connections; ongoing and planned investments, projects and initiatives; the Niagara Reinforcement Line and expected impacts, as well as anticipated impacts of equity ownership in the line; dividends; anticipated impacts of Accelerated CCA; and anticipated impacts relating to the deferred tax asset. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Director, Communications
media.relations@hydroone.com
416-345-6868

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